SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

ARTISTdirect, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

04315D400

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP NO. 04315D400	13G	Page 2 of 6 Pages

1.	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Constellation Venture Capital, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 226,379

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 226,379

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 226,379

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.5%

12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 04315D400	13G	Page 3 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Constellation Venture (BVI), Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 48,734

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 48,734

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,734

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.4%

12.	TYPE OF REPORTING PERSON PN

CUSIP NO. 04315D400	13G	Page 4 of 6 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Clifford H. Friedman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒
(b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0

	6.	SHARED VOTING POWER 275,113

	7.	SOLE DISPOSITIVE POWER 0

	8.	SHARED DISPOSITIVE POWER 275,113

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 275,113

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.0%

12.	TYPE OF REPORTING PERSON IN

CUSIP No. 04315D400	13G	Page 5 of 6 Pages

Item 1(a)	Name of Issuer: ARTISTdirect, Inc.
Item 1(b)	Address of Issuer’s Principal Executive Offices: 5670 Wilshire Boulevard, Suite 200 Los Angeles, CA 90036
Item 2(a)	Name of Person Filing: See respective cover pages
Item 2(b)	Address of Principal Business Office or, if None, Residence: 575 Lexington Avenue New York, NY 10022
Item 2(c)	Citizenship

Constellation Venture Capital, L.P. is a limited partnership organized under the laws of the United States. Constellation Ventures (BVI), Inc. is an international business company organized under the laws of the British Virgin Islands. Clifford H. Friedman is a citizen of the United States.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share
Item 2(e)	CUSIP Number: 04315D400
Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

Item 4.	Ownership.
(a) Amount Beneficially Owned: See respective cover pages (b) Percent of Class: See respective cover pages (c) Number of shares as to which such person has:

(i)     Sole power to vote or to direct the vote:

(ii)    Shared power to vote or to direct the vote:

(iii)   Sole power to dispose or to direct the disposition of:

	(iv) Shared power to dispose or to direct the disposition of:	See respective cover pages See respective cover pages See respective cover pages See respective cover pages

Item 5.	Ownership of Five Percent or Less of a Class. Not Applicable
Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable

CUSIP No. 04315D400	13G	Page 6 of 6 Pages

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not Applicable
Item 8.	Identification and Classification of Members of the Group. See Exhibit A
Item 9.	Notice of Dissolution of Group. Not Applicable
Item 10.	Certifications. Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Constellation Venture Capital, L.P.

February 14, 2003 Date

/s/ CLIFFORD FRIEDMAN (Signature)

Name: Clifford Friedman Title: Managing Partner

Constellation Ventures (BVI), Inc.

February 14, 2003 Date

/s/ CLIFFORD FRIEDMAN (Signature)

Name: Clifford Friedman Title: Managing Partner

Clifford H. Friedman

February 14, 2003 Date

/s/ CLIFFORD FRIEDMAN (Signature)

EXHIBIT A

MEMBERS OF FILING GROUP

Constellation Venture Capital, L.P.*

Constellation Ventures (BVI), Inc.*

Clifford H. Friedman*

* Constellation Venture Capital, L.P. and Constellation Ventures (BVI), Inc. are affiliated entities. Clifford H. Friedman is President and Chief Executive
Officer of Constellation Ventures (BVI), Inc. and a member of Constellation Ventures Management, LLC, the general partner of Constellation Venture Capital, L.P.